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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
                        (PURSUANT TO SECTION 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 2)

                               (FINAL AMENDMENT)
                                 ADVANTA CORP.
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                                (NAME OF ISSUER)

                                 ADVANTA CORP.
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                      (NAME OF PERSON(S) FILING STATEMENT)

                                 CLASS A COMMON STOCK
                                 CLASS A PURCHASE RIGHTS
                                 CLASS B COMMON STOCK
                                 CLASS B PURCHASE RIGHTS
      DEPOSITARY SHARES EACH REPRESENTING ONE ONE-HUNDREDTH INTEREST IN A
        SHARE OF 6 3/4% CONVERTIBLE CLASS B PREFERRED STOCK, SERIES 1995
             (STOCK APPRECIATION INCOME LINKED SECURITIES (SAILS))
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                       (TITLES OF CLASSES OF SECURITIES)

                                  007942 10 5
                                  007942 11 3
                                  007942 20 4
                                  007942 12 1
                                  007942 30 3
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                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                              ELIZABETH MAI, ESQ.
                      WELSH AND MCKEAN ROADS, P.O. BOX 844
                        SPRING HOUSE, PENNSYLVANIA 19477
                                 (215) 444-5000
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      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                               JAY A. DUBOW, ESQ.
                    WOLF, BLOCK, SCHORR AND SOLIS-COHEN LLP
                         TWELFTH FLOOR PACKARD BUILDING
                             111 SOUTH 15TH STREET
                          PHILADELPHIA, PA 19102-2678

                                JANUARY 20, 1998
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

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            Transaction Valuation*                         Amount of Filing Fee
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               $850,012,904.00                                 $170,002.58
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[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

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
Amount previously paid:   $170,002.58                  Filing party:     Advanta Corp.
                        ----------------                               ------------------
Form or registration
  no.:                   Schedule 13E-4                Date filed:      January 20, 1998
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* 1/50 of one percent of an assumed purchase of an aggregate of 7,882,750 shares of Class A Common Stock and 12,482,850 shares of Class B Common Stock at $40 per Share and 1,078,930 SAILS Depositary Shares at $32.80 per Share.
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
         This Amendment No. 2, the Final Amendment, amends and supplements the
Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") dated January
20, 1998 filed by Advanta Corp., a Delaware corporation. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Statement.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 4 is hereby supplemented and amended by adding the following thereto:

         The Company accepted for purchase 7,882,750 Class A Shares at $40 per Share, representing approximately 44.80% of the Class A Shares tendered in the Offer after the purchase of Class A Shares tendered by Odd Lot Holders, 12,482,850 shares of its Class B Shares at $40 per Share, representing approximately 45.64% of the Class B Shares tendered in the Offer after the purchase of Class B Shares tendered by Odd Lot Holders, and 1,078,930 of its SAILS Depositary Shares at $32.80 per SAILS Depositary Share, representing approximately 46.66% of the SAILS Depositary Shares tendered in the Offer after the purchase of SAILS Depositary Shares tendered by Odd Lot Holders, tendered in accordance with the terms of its cash self tender offer which expired at 12:00 Midnight, New York City time, February 20, 1998. A total of 17,616,943 Class A Shares, 27,423,868 Class B Shares and 2,343,737 SAILS Depositary Shares were tendered in the Offer. Immediately prior to the expiration of the Offer, there were 18,206,326 Class A Shares issued and outstanding, exclusive of restricted Class A Shares, 25,071,306 Class B Shares issued and outstanding, exclusive of Treasury Shares and restricted Class B Shares, and 2,500,000 SAILS Depositary Shares issued and outstanding. In the Offer, the Company accepted for purchase and paid for 7,858,594 Class A Shares, exclusive of Class A Shares subject to employee stock options, 11,296,787 Class B Shares, exclusive of Class B Shares subject to employee stock options, and 1,078,930 SAILS Depositary Shares. The final proration factors for all Class A Shares, Class B Shares and SAILS Depository Shares tendered was 44.800803%, 45.642323%, and 46.665557%, respectively.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby supplemented and amended as follows:

         (a)(14) Form of Press Release issued by the Company on February 27,
                 1998.


                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            ADVANTA CORP.




                                            By: /s/ Elizabeth H. Mai
                                               ----------------------------
                                               Elizabeth H. Mai
                                               Senior Vice President,
                                               Secretary and General Counsel


Dated: March 5, 1998
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                                 EXHIBIT INDEX

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
EXHIBIT
  NO.                                         DESCRIPTION
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
(a)(14)   Form of Press Release issued by the Company on February 27, 1998.

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